EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the six months ended June 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. This MD&A is prepared as of August 1, 2013 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available free of charge on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

2nd Quarter Highlights and Significant Events

•
On April 26, 2013, we announced the closing of a private placement, announced on April 23, 2013, with Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston-based Liberty Mutual Insurance, for 5,780,346 common shares at a price per share of C$6.92 for gross proceeds of approximately C$40 million.

•	On May 8, 2013, we announced the completion of the ramp accessing the Valley of the Kings underground from the historical West Zone underground workings.

•
On May 8, 2013, we also announced the sample tower and related equipment, which will be used to sample the bulk sample mineralization, had been transported to site along our recently completed all-weather exploration road.  The over 75 kilometer-long exploration road with bridges has adequate load capacity for 85 tonne class permit vehicles and is expected to be suitable, with minor upgrades, for development and production.

2nd Quarter Highlights and Significant Events (cont'd)

•
On May 28, 2013 and June 6, 2013, we announced that the first underground holes drilled as part of the Valley of the Kings bulk sample program intersected visible gold and confirmed the projection of high-grade gold mineralized domains, with hole VU-01 intersecting 21.57 grams of gold per tonne over 12.00 meters, including 388 grams of gold per tonne over 0.50 meters and 99.7 grams of gold per tonne over 0.50 meters and 8.38 grams of gold per tonne over 2.00 meters, including 31.10 grams of gold per tonne over 0.40 meters.

•
On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia.  Highlights (base case using US$1,350/oz gold, US$20/oz silver and exchange rate of US$/C$: 1) included:

•
Valley of the Kings Probable Mineral Reserves of 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves of 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne);

•	Average annual production of 425,700 ounces of gold over the first 10 years and 321,500 ounces of gold over the life of mine;

•	Base Case pre-tax Net Present Value (5% discount) of US$2.7 billion;

•	Base Case pre-tax Internal Rate of Return of 42.9%, with payback estimated at 2.1 years;

•	Mine life of 22 years producing an estimated 7.1 million ounces of gold;

•	Estimated project capital cost, including contingencies, of US$663.5 million;

•	Average operating costs of C$156.46/tonne milled over mine life.

•
On June 19, 2013, we provided an update on the progress of the Bulk Sample Program underway at the Brucejack Project’s Valley of the Kings with underground development advance well underway, all infrastructure in place, excavation of development drifts and cross-cuts on schedule and visible gold encountered in areas of the wall rock along the 426600E cross-cut and the 6258015N drill drift.

•
On June 26, 2013, we announced the filing on SEDAR of the “Feasibility Study and Technical Report on the Brucejack Project” subsequent to our news release dated June 11, 2013, highlighting the results of the feasibility study on an underground mine at the Brucejack Project.

•	On July 23, 2013, we announced the discovery of the Cleopatra vein within the Valley of the Kings, and drill results from the ongoing Bulk Sample Program.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 103,000 hectares.

Bulk Sample Program

The Valley of the Kings Bulk Sample Program (the “Program”) consists of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter underground drill program.  The Program has been designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource.  By testing the two domains of mineralization, the Program will confirm that the resource model is accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area.  As a result, the Program will target the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the Program.

Excavation of Bulk Sample

The 1345-meter level, centered at the 426600E cross-section of the Valley of the Kings, was selected as the bulk sample location based on Strathcona’s requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

The 10,000-tonne bulk sample as originally planned is being excavated from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization). Excavation of the 426585E and 426615E cross-cuts have been completed, and the excavation of the 426645E and 426555E cross-cuts has commenced.  Planning is underway with Strathcona Mineral Services Ltd. (“Strathcona”), the independent Qualified Person for the Program, to increase the portion of the bulk sample tonnage testing the higher grade blocks in the Indicated Mineral Resource estimate to the east of the 426600E cross-cut and decrease the portion of the bulk sample tonnage to the west of the 426600E cross-cut. Bulk sample material excavated to date, approximately 6,000 tonnes, has been processed through the sample tower and is being transported offsite.

Operations (cont'd)

Sample Tower and Mineral Processing

The 10,000-tonne bulk sample is being excavated in approximately 100-tonne rounds.  Each round is crushed and run through a sample tower on site.  The sample tower has been designed and constructed to extract two 30-kilogram representative samples from each 100-tonne round processed by the sample tower.  The representative samples extracted by the sample tower will be assayed, and the assay results will be reported by Strathcona in their report on the Program.

We have begun shipping the remainder of the 10,000-tonne bulk sample to a mill for processing.  The mill will use a similar circuit, gravity and flotation, to extract gold and silver from the bulk sample as contemplated in the feasibility study for the Brucejack Project.  The bulk sample remainder is expected to be milled in the third and fourth quarters of this year.

Bulk Sample Drilling

Approximately 15,000 meters of underground drilling in 190 holes is being completed as part of the Bulk Sample Program.  Drilling is being conducted at 7.5-meter and 15-meter centres along 120 meters of strike length and at 15- meter centres vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  Drill fans on sections 426615E and 426585E have been completed and assays have been received and reported.  The drill fan on section 426585E and the other drill fans planned or underway to the west of the 426600E cross-cut are targeting the lower grade populations in the bulk sample location.  The drill fan on section 426615E and the other drill fans to the east of the 426600E cross-cut are targeting the higher grade and extreme grade populations in the bulk sample location.  Underground drilling for the Program is on schedule, with a total of 124 drill holes now completed or in progress comprising approximately 10,300 meters.

Additional Exploration

The Cleopatra Vein was first discovered while excavating the 6258015N east drill drift in an area of projected extreme grade mineralization by the November 2012 Valley of the Kings Mineral Resource estimate.  Cleopatra intersects the 6258015N drill drift at the 426630E cross-section and trends to the south-west where it intersects the 426615E cross-cut and then trends south along section 426615E.  Following the discovery of the Cleopatra Vein, 22 drill holes in five vertical fans were drilled to test Cleopatra’s vertical and horizontal continuity and extent.  Highlights from this drilling include hole VU-032, which intersected 4,030 grams of gold per tonne uncut over 0.5 meters, and hole VU-053, which intersected 27,000 grams of gold per tonne uncut over 0.5 meters. The Cleopatra Vein has now been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions.  (See news release dated July 23, 2013.)

With the discovery of the Cleopatra Vein, further underground drilling will be carried out targeting similar feeder structures. In addition, planning is underway for a surface drill program, following completion of the Bulk Sample Program, to expand the Valley of the Kings resources and test the Cleopatra Vein to surface and for similar feeder structures.

Operations (cont'd)

Resource Estimate

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of November 20, 2012).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program, was completed by Snowden as part of the feasibility study now underway for the Brucejack Project (see the Brucejack Project Mineral Resources Update Technical Report dated November 20, 2012 and filed on SEDAR on November 22, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

Feasibility Study

On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 11, 2013).  The Feasibility Study was filed on ww.sedar.com on June 26, 2013.  Valley of the Kings Probable Mineral Reserves are 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves of 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne).  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.7 billion, with an internal rate of return of 42.9%. The Feasibility Study contemplates average annual production for the first 10 years of 425,700 ounces of gold and for the 22 year life of mine 321,500 ounces of gold, an estimated capital cost, including contingencies, of US$663.5 million and an average processing rate of 2,700 tonnes/day with operating costs of C$156.46 per tonne milled.

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at June 6, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)

Operations (cont'd)

Alternative Case	Base Case(1)	Spot Prices at June 6, 2013
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).
(2)NPV is discounted to the beginning of 2013.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals
(4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Table 3: West Zone Mineral Reserve Estimate(5)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 22-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver.  A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Project’s projected production and processing is summarized in Table 4 below.

Operations (cont'd)

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals
(7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$ 64.4 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Operations (cont'd)

Average operating cost is estimated at C$156.46 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253.0
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Opportunities for Enhanced Economics

The capital cost includes $49.9 million for a 50 kilometer-long transmission line.  An evaluation of the cost benefits of alternatively entering into a build-own-maintain agreement for the construction and operation of the transmission line is now underway.  The capital cost associated with the plant site construction is also being evaluated for potential savings in optimizing the site layout.  The Project timeline is being reviewed for opportunities to accelerate underground development.

Project Permitting

We have submitted the project description for the Brucejack Project to the British Columbia Environmental Assessment Office and the Canadian Environmental Assessment Agency.  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Operations (cont'd)

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2023, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 103,000 hectares (254,500 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. Our significant accounting policies are outlined in Note 3 in the notes to our audited consolidated financial statements for the year ended December 31, 2012. We have chosen to capitalize all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

Results of Operations (cont'd)

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2012, 2011 and 2010 are as follows (in $000’s):

	2012		2011		2010
Total revenue	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.17		$0.20		$1.25
Loss and comprehensive loss		$15,243		$17,372		$14,130
Total assets		$647,472		$518,030		$499,272
Long-term liabilities		$10,780		$2,108	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$16,447		$48,534
Mineral interests		$596,159		$490,762		$450,000

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2013 Q2		2013 Q1		2012 Q4		2012 Q3		2012 Q2		2012 Q1		2011 Q4		2011 Q3
Total revenue		Nil		Nil		Nil		Nil		Nil		Nil		Nil		Nil
Loss per share – basic and diluted		$0.04		$0.05		$0.05		$0.03		$0.04		$0.05		$0.07		$0.01
Loss and comprehensive. Loss		$4,256		$4,731		$4,095		$3,213		$3,437		$4,498		$7,192		$361
Total assets		$702,571		$667,049		$647,472		$638,810		$618,965		$542,001		$518,030		$514,104
Long-term liabilities		$15,943		$13,076		$10,780		$9,586		$6,163		$4,570		$2,108		$400
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$33,312		$20,764		$28,992		$52,859		$73,868		$25,710		$16,447		$31,793
Mineral interests		$645,878		$621,315		$596,159		$565,522		$531,924		$507,364		$490,762		$476,769

Loss before taxes for the period ended June 30, 2013 was $2,696,200 compared to a loss of $2,479,040 during the quarter ended June 30, 2012.

During the quarter ended June 30, 2013, listing fees were $218,034 and professional fees were $115,287 compared to $48,078 and $41,450, respectively, in the second quarter of 2012.  These expenses were significantly higher in the second quarter of 2013 primarily because of the private placement financings we have completed since the second quarter of 2012.

Selected Financial Information (cont'd)

Investor relations and shareholder communication activities totaled $271,919 in the second quarter of 2013 compared to $172,153 in the second quarter of 2012. During the quarter, investor relations and shareholder communication costs were higher due to hosted site visits and increased attendance at conferences as we continued to increase the awareness of the Company within the investment community.

We earned interest income on our cash balance for the quarter ended June 30, 2013 of $152,461 compared to $170,340 for the period ended June 30, 2012.

During the quarter, we recorded an income tax expense of $1,559,545, as compared to an income tax expense of $958,155 for the period ended June 30, 2012, derived primarily from the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

On February 15, 2013, we closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  After deducting share issuance costs of $1,477,429, net proceeds were $19,523,481.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

The gross proceeds of the private placement were mainly being used to accelerate and execute the Bulk Sample Program at our Brucejack Project.  The excavation of the bulk sample is expected to be completed in August 2013.  Once excavated, the sample will be shipped to a mill for processing. Underground development is also underway in support of the bulk sample excavation. Concurrent to the excavation work, underground drilling was completed to help define the domains of mineralization in the bulk sample. A feasibility study on the high-grade opportunity at our Brucejack Project was also completed in the quarter.

Liquidity and Capital Resources

Our cash and cash equivalents as at June 30, 2013 totaled $33,312,282, an increase of $4,320,676 from $28,991,606 at December 31, 2012. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital for the second quarter of 2013 was $37,864,124 as compared to $75,731,479 for the second quarter of 2012. Working capital items other than cash and cash equivalents consisted of receivables of $14,889,640 (2012- $8,925,690), comprised of $1,814,471 (2012 - $2,898,690) of Harmonized Sales Tax refunds and $13,075,169 (2012 - $6,027,000) accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $194,078  (2012 - $157,607), and accounts payable and accrued liabilities of $10,531,876 (2012 - $7,220,070).

During the quarter, we completed a private placement of common shares for gross proceeds of $40,000,000.  With the current planned expenditures on our Brucejack Project, we believe we have sufficient working capital to fund our activities through completion of the extraction and processing of the Bulk Sample Program and continuation of ongoing permitting activities as we advance the Valley of the Kings and West Zone to production.

Liquidity and Capital Resources (cont'd)

Cash used in investing activities in the six month period ended June 30, 2013 was $52,161,808 (2012 - $37,796,478), which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $49,015,284 (2012 - $36,537,638). Exploration activities included $10,704,063 in road and bridge infrastructure, $5,632,427 for fuel, equipment rental and transportation, and $6,066,018 in feasibility study costs.  Other investing activities included $3,077,524 (2012 - $748,595) to acquire exploration machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the subsequent financings resulted in Silver Standard owning 18.6% of our issued shares at June 30, 2013.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2012. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Critical Accounting Estimates (cont'd)

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;
ii)	inputs used in measuring the decommissioning and restoration provision.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At June 30, 2013, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

Critical Accounting Estimates (cont'd)

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At June 30, 2013, we had recognized an amount for decommissioning obligations.  However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

The following standard is effective for annual years beginning on or after January 1, 2013 with earlier application permitted.  We have adopted this standard with no material impact on our statements.

o	IFRS 10, Consolidated Financial Statements
o	IFRS 13, Fair Value Measurement

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Financial Instruments and Other Instruments (cont'd)

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Financial Instruments and Other Instruments (cont'd)

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at June 30, 2013, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At August 1, 2013, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	102,256,532
Share purchase options	8,626,950	$6.00 - $17.46	3.11
Fully diluted	110,883,482

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the six months ended June 30, 2013 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

Statement Regarding Forward-Looking Information (cont'd)

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral reserve and resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.